Exhibit 99.51

AGREEMENT OF SALE

The Prairie School, Inc., of Racine, Wisconsin, owner of 6,000 Class A common shares of Johnson Outdoors, Inc., a Wisconsin corporation (the “Shares”), hereby sells such Shares to Johnson Bank, as trustee of the Michael Dale Marquart, II 2004 Trust, for $ 16.79 cash per share.

The Prairie School, Inc. (a) represents and warrants that the Shares sold hereunder will be transferred free and clear of all liens, claims and encumbrances, (b) represents that it has all requisite legal power and authority to execute and deliver this agreement, to sell and transfer the Shares and to carry out and perform its obligations under the terms of this agreement, and (c) agrees to deliver stock powers and take any other action necessary to complete the transfer of the Shares to Johnson Bank, as trustee of the Michael Dale Marquart, II 2004 Trust.

This agreement shall be governed by the internal laws of the state of Wisconsin and may be executed in counterparts.

Dated: September 2, 2005	THE PRAIRIE SCHOOL, INC.

By:          /s/ Steve Joost

Its:           Chief Financial Officer

The undersigned hereby purchases the above-described Shares on the terms indicated above.

Dated: September 2, 2005	JOHNSON BANK, as trustee of the Michael Dale Marquart, II 2004 Trust

By:          /s/ Brian L. Lucareli

Brian L. Lucareli

Senior Vice President